ACESITA

RECEIVED

2004 APR 26 A 11:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024586

N/Ref.: 064/2004 FFIM
File: 82-3769

Belo Horizonte, April 16, 2004.

To
US Securities and Exchange Commission
Office of International Corporate Finance
Att.: Mr. Frank Zarb and/or Ms. Mariana Prieto
450 Fifth Street N. W.
Room 3099
Mail stop 3-9
Washington, D. C. 20549 – USA

SUPPL

Ref.: Acesita S.A. – Exemption No. 82-3769
Companhia Aços Especiais Itabira - Acesita

Dear Sir/Madam:

We are enclosing Acesita's Notice of Meeting, inviting Shareholders to the General Shareholders' Meeting to be held on April 30, 2004.

We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us.

Sincerely,

PROCESSED
APR 28 2004
THOMSON FINANCIAL

4/28

Gilberto Audelino Correa
Chief Financial and Investor Relations Officer

c.c. Glorinete Laurentino
The Bank of New York

ACESITA

RECEIVED

2004 APR 26 A 11:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

N/Ref.: 064/2004 FFIM
File: 82-3769

Belo Horizonte, April 16, 2004.

To
US Securities and Exchange Commission
Office of International Corporate Finance
Att.: Mr. Frank Zarb and/or Ms. Mariana Prieto
450 Fifth Street N. W.
Room 3099
Mail stop 3-9
Washington, D. C. 20549 – USA

Ref.: Acesita S.A. – Exemption No. 82-3769

Dear Sir/Madam:

We are enclosing Acesita's Notice of Meeting, inviting Shareholders to the General Shareholders' Meeting to be held on April 30, 2004.

We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us.

Sincerely,

Gilberto Audelino Correa
Chief Financial and Investor Relations Officer

c.c. Glorinete Laurentino
The Bank of New York

ACESITA S.A. ASSOCIADA À ARCELOR
Av. João Pinheiro, 580 – Centro – Belo Horizonte – MG – CEP: 30130-180 – Telefone: (31) 3273-4006 - Fax: (31) 3273-7218

ACESITA

ACESITA S.A.
A Publicly Held Company
CNPJ Nº 33.390.170/0001-89
NIRE N.º 31300042707
Av. João Pinheiro, 580 - Centro
Belo Horizonte - MG

FIRST NOTICE OF MEETING
ANNUAL GENERAL MEETING

Shareholders are invited to the Company's ANNUAL GENERAL MEETING, to be held at its head office located at Avenida João Pinheiro, 580, in the city of Belo Horizonte, State of Minas Gerais, at the first calling on **April 30, 2004 at 11.00 a.m**., to: **1.** Examine, discuss and vote on the Annual Report of Management on the Company's businesses and principal corporate events during the financial year ending December 31, 2003; **2.** Examine, discuss and vote on Management's accounts and the Financial Statements for the past Financial Year, together with the Reports of the Independent Auditors, DELOITTE TOUCHE TOHMATSU Auditores Independentes and the Fiscal Council, with the comments of the Board of Directors. **3.** Decide upon the allocation of the results of the past financial year. **4.** Complete the number of members sitting on the Board of Directors by electing two new members to complete the current three-year 2002/2004 term of office, to terminate with the Annual General Meeting in 2005. Pursuant to CVM Instructions 165/91 and 282/98, it is hereby registered that the minimum percentage of ownership of the Company's voting capital needed to require the adoption of multiple voting for the election of members of the Board of Directors is 5% (five per cent). **5.** Elect the members of the Fiscal Council. **6.** Determine the remuneration of Management and the Fiscal Council.

THOSE ELIGIBLE TO TAKE PART IN THE GENERAL MEETING ARE: A. Holders of nominative shares; or B. Their representatives, provided they comply with legal requirements, voting rights being exercised pursuant to the Company Bylaws and the Law.

Belo Horizonte, April 12, 2004.

JOAQUIM FERREIRA AMARO
CHAIRMAN OF THE BOARD OF DIRECTORS